SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.   )*



                            Preferred Networks, Inc.
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                    73990510
                                 (CUSIP Number)

                            Thomas R. Stephens, Esq.
                      Bartlit Beck Herman Palenchar & Scott
                         511 Sixteenth Street Suite 700
                             Denver, Colorado  80202
                                  (303) 592-3100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 9, 1997
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 54 Pages


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Centennial Fund IV, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                  (a)  X
                                  (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

       SHARES                   1,057,502

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                1,057,502

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                   0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,057,502

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                       X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.5%

   14    TYPE OF REPORTING PERSON*
         PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Centennial Holdings IV, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) X
                                               (b)

  3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)




   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 1,057,502

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               1,057,502

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,057,502

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                        X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5%

   14    TYPE OF REPORTING PERSON*
         PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Equity Partners VI, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                          (a)  X
                                          (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*
            WC


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                271,049

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   271,049

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         271,049

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7%
   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Growth Resources, II, Inc.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   (a)   X
                                   (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)                   X

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 271,049

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                    271,049

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         271,049
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                           X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         1.7%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Fleet Growth Resources, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                            (a)  X
                                            (b)


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Rhode Island


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                   0

      BENEFICIALLY          8   SHARED VOTING POWER
                                271,049
        OWNED BY

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  271,049

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         271,049

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                         X
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Venture Resources, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)   X
                                         (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC

   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Rhode Island


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                632,450

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   632,450

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         632,450

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                       X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.9%
   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Private Equity Co, Inc.
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                     (a)    X
                     (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Rhode Island


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

      OWNED BY                  903,499

        EACH              9   SOLE DISPOSITIVE POWER

        REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   903,499

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         903,499

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                           X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fleet Financial Group, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a)   X
                                           (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
   ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Rhode Island


        NUMBER OF           7   SOLE VOTING POWER

          SHARES                903,499

      BENEFICIALLY          8   SHARED VOTING POWER

         OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 903,499


        PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         903,499
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                   X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Silverado IV Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) X
                                     (b)


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY              271,049

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                 0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   271,049

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          271,049

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                                                                   X
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.7%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Chisholm Partners II, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a) X
                                                  (b)



   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

          SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 139,001

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  139,001

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         139,001

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                       X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.9%

   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Silverado II, L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a)  X
                                           (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY               139,001

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  139,001

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         139,001
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                          X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.9%

   14    TYPE OF REPORTING PERSON*

         PN
                             * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Silverado II Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)   X
                                             (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

       OWNED BY                 139,001

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

        WITH                    139,001

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         139,001
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                         X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.9%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Robert M. Van Degna

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                       (a)  X
                                       (b)
   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 6,000

      BENEFICIALLY          8   SHARED VOTING POWER

       SHARES                   1,042,500

        OWNED BY

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               6,000

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                 1,042,500

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,048,500

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                         X
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5%

   14    TYPE OF REPORTING PERSON*
         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Habib Y. Gorgi

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                         (a)  X
                                         (b)
  3     SEC USE ONLY

   4     SOURCE OF FUNDS*

         Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)




   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         United States


        NUMBER OF           7   SOLE VOTING POWER

          SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                1,042,500

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  1,042,500

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,042,500

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                    X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5%

   14    TYPE OF REPORTING PERSON*
         IN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Saugatuck Capital Company Limited Partnership III

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a) X
                                                    (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

          WC


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

         OWNED BY               1,042,502

          EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                0

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  1,042,502

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,042,502

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                             X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.5%
   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Greyrock Partners Limited Partnership
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                           (a)   X
                                           (b)


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 0

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                1,042,502

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               0

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   1,042,502

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,042,502
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                          X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.5%

   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         PNC Capital Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                           (a)  X
                                           (b)


   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         WC


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 416,997

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               416,997

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                   0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         416,997

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                     X
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PNC Holding Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a)  X
                                     (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)




   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                  416,997         SHARES

        BENEFICIALLY          8   SHARED VOTING POWER

         OWNED BY                  0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING                416,997

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         416,997

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6%
   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         PNC Bank Corp.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                       (a)   X
                                       (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*

         Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Pennsylvania


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 416,997

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

         EACH              9   SOLE DISPOSITIVE POWER

       REPORTING               416,997

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         416,997

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                 X
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6%

   14    TYPE OF REPORTING PERSON*
         CO


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Primus Capital Fund III Limited Partnership

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                 (a) X
                                 (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         WC


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio


        NUMBER OF           7   SOLE VOTING POWER

        SHARES                   521,250

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                 0

        EACH              9   SOLE DISPOSITIVE POWER

       REPORTING                521,250

       PERSON            10   SHARED DISPOSITIVE POWER

        WITH                    0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         521,250
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                 X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.2%

   14    TYPE OF REPORTING PERSON*

         PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Primus Venture Partners III Limited Partnership

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                     (a) X
                                     (b)

   3     SEC USE ONLY



   4     SOURCE OF FUNDS*
         Not applicable


   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)



   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 521,250

      BENEFICIALLY          8   SHARED VOTING POWER

         OWNED BY               0

          EACH              9   SOLE DISPOSITIVE POWER

      REPORTING                 521,250

         PERSON            10   SHARED DISPOSITIVE POWER

          WITH                  0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         521,250

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.2%

   14    TYPE OF REPORTING PERSON*
         PN


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Primus Venture Partners, Inc.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                   (a)  X
                                                   (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS*

         Not applicable

   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)


   6     CITIZENSHIP OR PLACE OF ORGANIZATION
         Ohio


        NUMBER OF           7   SOLE VOTING POWER

         SHARES                 521,250

      BENEFICIALLY          8   SHARED VOTING POWER

        OWNED BY                0

          EACH              9   SOLE DISPOSITIVE POWER

        REPORTING               521,250

         PERSON            10   SHARED DISPOSITIVE POWER

         WITH                   0

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         521,250

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                 X

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.2%

   14    TYPE OF REPORTING PERSON*

         CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  STATEMENT ON SCHEDULE 13D

                  Saugatuck Capital Company Limited Partnership III and Greyrock Partners Limited Partnership previously filed a Statement on Schedule 13D in connection with the securities of the Issuer. This Statement on Schedule 13D shall constitute an amendment of such Statement.

Item 1.     Security and Issuer.

            This Statement relates to the Common Stock, par value $.0001 per share (the "Shares") of Preferred Networks, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 850 Center Way, Norcross, Georgia 30071.

Item 2.     Identity and Background

            (a) This Statement is filed by the following (collectively, the "Reporting Persons"):

            (i) by virtue of their direct beneficial ownership of Shares, by each of Centennial Fund IV, L.P., a Delaware limited partnership
      ( Centennial IV ), Fleet Equity Partners VI, L.P., a Delaware limited partnership ( FEP VI ), Fleet Venture Resources, Inc., a Rhode Island Corporation ( FVR ), Chisholm Partners II, L.P., a Delaware limited partnership ( CP ), Saugatuck Capital Company Limited Partnership III, a Delaware limited partnership ( Saugatuck III ), PNC Capital Corp., a Delaware corporation ( PNCCC ), and Primus Capital Fund III Limited Partnership, an Ohio limited partnership ( Primus III ) (collectively, the
       Stockholders ),

            (ii) by virtue of being the sole general partner of Centennial IV, by Centennial Holdings IV, L.P., a Delaware limited partnership ( Holdings IV ),

            (iii) by virtue of being the sole general partners of FEP VI, by Fleet Growth Resources II, Inc., a Delaware corporation ( FGRII ) and Silverado IV Corp., a Delaware corporation ( SCIV ),

            (iv) by virtue of the ownership of all of the outstanding common stock of FGRII, by Fleet Growth Resources, Inc., a Rhode Island corporation ( FGR ),

            (v) by virtue of the ownership of all of the outstanding common stock of FGR and all of the outstanding common stock of FVR, by Fleet Private Equity Co., a Rhode Island corporation ( FPEC )

            (vi) by virtue of the ownership of all of the outstanding common stock of FPEC, by Fleet Financial Group, Inc., a Rhode Island corporation ( FFGI ),

            (vii) by virtue of being the sole general partner of CP, by Silverado II, L.P., a Delaware limited partnership ( SLP ),

            (viii) by virtue of being the sole general partner of SLP, by Silverado II Corp., a Delaware corporation ( SCII ),

          (ix) by virtue of their ownership of a majority of the outstanding common stock of SCII and SCIV, and by virtue of their officer and director positions and roles with FVR, FGR, FGRII, FPEC, SCII and SCIV, by Robert
      M. Van Degna and Habib Y. Gorgi (Mr. Van Degna is also the direct beneficial owner of Shares),

            (x) by virtue of being the sole general partner of Saugatuck III, by Greyrock Partners Limited Partnership, a Delaware limited partnership
      ( Greyrock ),

            (xi) by virtue of being the sole general partner of Primus III, by Primus Venture Partners III Limited Partnership ( Primus Venture III ), an Ohio limited partnership,

            (xii) by virtue of being the sole general partner of Primus Venture III, by Primus Venture Partners, Inc. ( Primus ), an Ohio corporation,

            (xiii) by virtue of the ownership of all of the outstanding common stock of PNCCC, by PNC Holding Corp., a Delaware corporation ( PNCHC ) and

            (xiv) by virtue of the ownership of all of the outstanding common stock of PNCHC, by PNC Bank Corp., a Pennsylvania corporation ( PNCBC ).

            By signing this Statement, each Reporting Person agrees that this Statement is filed on its behalf. No Reporting Person assumes responsibility for the completeness or accuracy of the information concerning any other Reporting Person.

            Steven C. Halstedt, G. Jackson Tankersley, Jr., Jeffrey H. Schutz, Adam Goldman, Donald H. Parsons, Jr., and David C. Hull, Jr. are the sole general partners of Holdings IV (the Centennial Partners ). By virtue of the relationships described above and their roles with Centennial IV and Holdings IV, each of the Centennial Partners may be deemed to control Holdings IV and Centennial IV and may be deemed to possess indirect beneficial ownership of the Shares held by Centennial IV. However, none of the Centennial Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Centennial IV, and, as a result, each Centennial Partner disclaims beneficial ownership of the Shares directly beneficially owned by Centennial IV.

            Certain information concerning the executive officers and directors of FGRII, FGR, FVR, FPEC, FFGI, SCII and SCIV (collectively, the Fleet Directors and Officers ) is set forth on Schedule A attached hereto, which is incorporated herein by this reference.

            Frank J. Hawley, Jr., Christy S. Sadler, Owen S. Crihfield, Richard
P. Campbell, Jr., and Barbara E. Parker (collectively, the Saugatuck Partners ) are each general partners of Greyrock. However, none of the Saugatuck Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by Saugatuck III, and, as a result, each Saugatuck Partner disclaims beneficial ownership of the Shares directly beneficially owned by Saugatuck III.

            James T. Bartlett, Jonathan E. Dick, Kevin J. McGinty, William C. Mulligan, Steven Rothman and Loyal Wilson (collectively, the Primus Officers ) are each Managing Directors of Primus and limited partners of Primus Venture
III. The Primus Officers other than Mr. Rothman are also shareholders of Primus.

            Certain information concerning the executive officers and directors of PNCCC, PNCHC and PNCBC (collectively, the PNC Directors and Officers ) is set forth on Schedule B attached hereto, which is incorporated herein by this reference.

            For purposes of this Statement, the Centennial Partners, the Fleet Directors and Officers, the Saugatuck Partners, the Primus Officers, and the PNC Officers and Directors are collectively referred to as the Officers and Partners.

            (b) The principal executive offices of Centennial IV and Holdings IV, and the business address of each Centennial Partner, are located at 1428 Fifteenth Street, Denver, Colorado 80202-1318.

            The principal business address of each of FEP VI, FGRII, FGR, FVR, FPEC, CP, SLP, SCII, SCIV and Messrs. Van Degna and Gorgi is 50 Kennedy Plaza, Providence, Rhode Island 02903. The principal business address of FFGI is 1 Federal Street, Boston, Massachusetts 02110.

            The principal executive offices of Saugatuck III and Greyrock, and the business address of each Saugatuck Officer, are One Canterbury Green, Stamford, Connecticut 06901.

            The principal executive offices of Primus III, Primus Venture III and Primus, and the business address of each Primus Officer, are located at 1375
E. Ninth Street, Suite 2700, Cleveland, Ohio 44114.

            The principal executive offices of PNCCC and PNCHC and the business address of each PNCCC and PNCHC officer are c/o PNC Bank, Delaware, 222 Delaware Avenue, Wilmington, Delaware 19801. The principal executive offices of PNCBC and the business address of each PNCBC officer are One PNC Plaza, 249 Fifth Avenue, Pittsburgh, Pennsylvania 15222-2707.

            (c) Centennial IV is a venture capital investment partnership. Holdings IV s principal business is acting as the general partner of Centennial
IV. Each of the Centennial Partners is a general partner of each of Holdings IV and Centennial Holdings V, L.P., which is engaged in the business of acting as a general partner to a venture capital investment partnership.

            The principal business of each of FEP VI, FGRII, FGR, FVR, FPEC, CP, SLP, SCII and SCIV is making and managing private equity investments, and, in the case of FGRII and SCIV, acting as the general partners of FEP VI, in the case of SLP, acting as the general partner of CP, in the case of SCII, acting as the general partner of SLP. FFGI is principally engaged in the business of providing diversified financial services, including services relating to commercial banking, consumer banking, investment services, asset collection and management services to its subsidiaries, financial institutions and individuals.
Mr. Van Degna is Chairman and CEO of each of FPEC, FVR, FGR and FGRII, and Chairman, CEO and Treasurer of SCII and SCIV. Mr. Gorgi is President o FPEC, FVR, FGR and FGRII, and President and Secretary of SCII and SCIV.

            Saugatuck III and Greyrock are engaged in the venture capital business. Each of the Saugatuck Partners is an executive officer of Saugatuck Associates, Inc. ( SA ), which is engaged in venture capital financing, and holds various other positions with companies affiliated with SA.

            Primus III is a venture capital investment partnership. Primus Venture III s principal business is acting as the general partner of Primus III.
Primus  principal business is acting as the general partner of Primus Venture
III.  Each of the Primus Officers is a Managing Director of Primus.

            PNCCC is a venture capital investment corporation. PNCHC acts as a holding company for certain non-bank indirect subsidiaries of PNCBC. PNCBC is principally engaged in the business of providing diversified financial services, including services relating to commercial banking, consumer banking, investment services, asset collection and management services to its subsidiaries, financial institutions and individuals.

            (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Officers and Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

           (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Officers and Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

            (f)   Centennial IV, Holdings IV, FEP VI, CP, SLP, Saugatuck III and
Greyrock are Delaware limited partnerships.   FGRII, SCII, SCIV,  PNCCC and
PNCHC are Delaware corporations. FGR, FVR, FPEC and FFGI are Rhode Island corporations. PNCBC is a Pennsylvania corporation. Primus III and Primus Venture III are Ohio limited partnerships. Primus is an Ohio corporation. Each of Messrs. Van Degna and Gorgi and the Officers and Partners is a citizen of the United States.


Item 3.     Source and Amount of Funds or Other Consideration

            The total amount of funds required by Centennial IV to acquire the Shares reported in Item 5(a) was $3,332,399, and the total amount of funds required by Centennial IV to make the Investment described in Item 4 will be $4,700,000. Such funds were or will be provided by Centennial IV s capital available for investment.

            The total amount of funds required by FEP VI to acquire the Shares reported in Item 5(a) was $849,070, and the total amount of funds required by FEP VI to make the Investment described in Item 4 will be $1,503,000. Such funds were or will be provided by FEP VI s capital available for investment.

            The total amount of funds required by FVR to acquire the Shares reported in Item 5(a) was $1,981,174, and the total amount of funds required by FVR to make the Investment described in Item 4 will be $3,507,000. Such funds were or will be provided by FVR s capital available for investment.

            The total amount of funds required by CP to acquire the Shares reported in Item 5(a) was $435,423, and the total amount of funds required by CP to make the Investment described in Item 4 will be $90,000. Such funds were or will be provided by CP s capital available for investment.

            The total amount of funds required by Saugatuck III to acquire the Shares reported in Item 5(a) was $3,331,345, and the total amount of funds required by Saugatuck III to make the Investment described in Item 4 will be $1,800,000. The source of such funds was or will be capital obtained from private investors.

            The total amount of funds required by Primus III to acquire the Shares reported in Item 5(a) was $1,657,905, and the total amount of funds required by Primus III to make the Investment described in Item 4 will be $1,700,000. Such funds were or will be provided by Primus III s capital available for investment.

            The total amount of funds required by PNCCC to acquire the Shares reported in Item 5(a) was $1,212,113, and the total amount of funds required by PNCCC to make the Investment described in Item 4 will be $1,700,000. Such funds were or will be provided by PNCCC s capital available for investment.

            The Reporting Persons understand that the restricted Shares held by Jeffrey Schutz and Robert Van Degna, as reported in Item 5(a), were acquired by such persons in consideration of their service as directors of the Company. The Reporting Persons understand that the total amount of funds required by Kevin McGinty and James T. Bartlett to acquire the Shares reported in Item 5(a) was $30,000 and $20,000, respectively. The source of such funds was such person s personal investment funds.
Item 4.     Purpose of Transaction

            Each of the Stockholders holds the Shares described in Item 5 of this Statement for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Stockholders may from time to time purchase Shares, dispose of all or a portion of the Shares it holds, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

            Jeffrey Schutz and Robert Van Degna are directors of the Company. The Reporting Persons understand they acquired the Shares reported in Item 5(a) as held by each or Messrs. Schutz, Van Degna, McGinty and Bartlett are held for investment purposes only.

            On April 9, 1997, the Stockholders committed, pursuant to the term sheet attached as Exhibit 1 (the Term Sheet ), to invest an aggregate of $15 million in newly issued Class A Preferred Stock and warrants of the Company (the
 Investment ). On April 9, 1997, the Company accepted such commitment. The funds from the Investment are to be used by the Company for capital expenditures related to the Company s network buildout and for general corporate purposes. The Term Sheet provides that the holders of the Class A Preferred Stock will be entitled to elect one director other than Messrs. Schutz and Van Degna. In connection with the Investment, the Stockholders agreed to make a bridge loan to the Company of up to $10,000,000 on or before April 25, 1997, which loan will bear interest at an annual rate of 10% and will be due June 30, 1997 or upon the closing of the Investment. The Investment is subject to a number of conditions, including without limitation the negotiation of definitive documents to evidence the Investment and approval by the Company s shareholders of certain transactions contemplated by the Investment, and no assurances can be given that the Investment will be closed or that the terms and conditions of the Investment will not change. The foregoing summary of the Term Sheet is qualified in its entirety by reference to the text of the Term Sheet attached as Exhibit 1 to this Statement.

            Except as described in this Item 4, none of the Reporting Persons nor any of the Officers and Partners has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.     Interest in Securities of the Issuer.

            (a) Centennial IV is the direct beneficial owner of 1,042,502 Shares, or approximately 6.5% of the 16,080,559 Shares deemed outstanding as of April 7, 1997 according to information contained in the Company s Annual Report on Form 10-K for the year ended December 31, 1996 (the Form 10-K )). By virtue of the relationships reported under Item 2 of this Statement, Holdings IV may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by Centennial IV.

            In addition to the Shares directly held by Centennial IV as identified above, Jeffrey Schutz holds 15,000 restricted Shares, or less than 1% of the Outstanding Shares. Such Shares are held on behalf of Centennial IV.
Such Shares are subject to certain vesting restrictions and were issued to Mr. Schutz in connection with his services to the Company as a director. Mr. Schutz disclaims beneficial ownership of such Shares, and Centennial IV and Holdings IV may be deemed to have indirect beneficial ownership of such Shares.

            FEP VI is the direct beneficial owner of 271,049 Shares, or approximately 1.7% of the Outstanding Shares. By virtue of the relationships reported under Item 2 of this Statement, FGRII, FGR, FPEC, FFGI, SCIV and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by FEP VI. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the shares not held directly by them.

            FVR is the direct beneficial owner of 632,450 Shares, or approximately 3.9% of the Outstanding Shares. By virtue of the relationship reported under Item 2 of this Statement, FPEC, FFGI and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by FVR. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the shares not held directly by them.

            CP is the direct beneficial owner of 139,001 Shares, or approximately 0.9% of the Outstanding Shares. By virtue of the relationship reported under Item 2 of this Statement, SLP, SCII and Messrs. Van Degna and Gorgi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by CP. Messrs. Van Degna and Gorgi disclaim beneficial ownership of the shares not held directly by them.

            Robert Van Degna is the direct beneficial owner of 6,000 restricted Shares, or less than 1% of the Outstanding Shares. Mr. Van Degna has been granted other Shares which are subject to certain vesting restrictions and were issued to him in connection with his services as a director of the Company.

            Saugatuck III is the direct beneficial owner of 1,042,502 Shares, or approximately 6.5% of the Outstanding Shares. By virtue of the relationships reported under Item 2 of this Statement, Greyrock may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by Saugatuck III.

            Primus III is the direct beneficial owner of 521,250 Shares, or approximately 3.2% of the Outstanding Shares. By virtue of the relationships reported under Item 2 of this Statement, Primus Venture III and Primus may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by Primus III.

            PNCCC is the direct beneficial owner of 416,997 Shares, or approximately 2.6% of the Outstanding Shares. By virtue of the relationships reported under Item 2 of this Statement, PNCHC and PNCBC may be deemed to have indirect beneficial ownership of the Shares directly beneficially owned by PNCCC.

            The information included in the third paragraph under Item 4 of this Statement is hereby incorporated in its entirety by this reference. By virtue of the arrangements described in Item 4, the Stockholders may be deemed to constitute a group formed for the purpose of making the Investment. Except as specifically set forth in this Item 5(a), each of the Reporting Persons disclaims beneficial ownership of Shares held by the other Reporting Persons.

            The Reporting Persons understand Kevin McGinty is the direct beneficial owner of 3,000 Shares, or less than 1% of the Outstanding Shares, and that James T. Bartlett is the direct beneficial owner of 2,000 Shares, or less than 1% of the Outstanding Shares.

            (b) Centennial IV has the direct power to direct the disposition of and vote the Shares held by it. By virtue of the relationships described in
Item 2, Holdings IV may be deemed to have the indirect power to vote and direct the disposition of the Shares held by Centennial IV.

            FEP VI has the direct power to direct the disposition of and vote the Shares held by it. By virtue of the relationships described in Item 2, each of FGRII, FGR, FPEC, FFGI, SCIV and Messrs. Van Degna and Gorgi may be deemed to have the indirect power to vote and direct the disposition of the Shares held by FEP VI.

            FVR has the direct power to direct the disposition of and vote the Shares held by it. By virtue of the relationships described in Item 2, each of FPEC, FFGI and Messrs. Van Degna and Gorgi may be deemed to have the indirect power to vote and direct the disposition of the Shares held by FVR.

           CP has the direct power to direct the disposition of and vote the Shares held by it. By virtue of the relationships described in Item 2, each of SLP, SCII and Messrs. Van Degna and Gorgi may be deemed to have the indirect power to vote and direct the disposition of the Shares held by CP.

            Saugatuck III has the direct power to direct the disposition of and vote the Shares held by it. By virtue of the relationships described in Item 2, Greyrock may be deemed to have the indirect power to vote and direct the disposition of the Shares held by Saugatuck III.

            PNCCC has the direct power to direct the disposition of and vote the Shares held by it. By virtue of the relationships described in Item 2, PNCHC and PNCBC may be deemed to have the indirect power to vote and direct the disposition of the Shares held by PNCCC.

            Primus III has the direct power to direct the disposition of and vote the Shares held by it. By virtue of the relationships described in Item 2, Primus Venture III and Primus may be deemed to have the indirect power to vote and direct the disposition of the Shares held by Primus III.

            The Reporting Persons understand that Messrs. Schutz and Van Degna each has the power to vote the Shares held by him, and the power to direct the disposition of vested the Shares held by him. Under the restrictions applicable to such Shares, unvested Shares are not transferable. The Reporting Persons understand that Messrs. McGinty and Bartlett each has the power to vote and direct the disposition of the Shares that he holds.

            (c) None of the Reporting Persons or any of the Officers and Partners have effected any transaction in the Shares during the past 60 days.

            (d) Each of the Stockholders has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it.

            The Reporting Persons understand that Messrs. Schutz, Van Degna, McGinty and Bartlett each has the right to receive and the power to direct to receipt of, dividends from, and the proceeds from the sale of, the Shares held by him. In Mr. Schutz s case, such power is subject to his agreements with Centennial IV.

            (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The information included under the third paragraph of Item 4 of this Statement is hereby incorporated in its entirety by this reference.

            Pursuant to a Purchase Agreement dated as of June 21, 1995, among each of the Stockholders and the Company, as amended December 12, 1995 (the
 Purchase Agreement ), the Stockholders acquired certain securities of the Company and the Company agreed, among other things, (i) to provide the Stockholders with certain inspection and information rights, (ii) comply with certain covenants, and (iii) reimburse the Stockholders for certain expenses. The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement attached as Exhibits 3 and 4 to this Statement.

            Pursuant to a Registration Rights Agreement dated as of June 21, 1995, among each of the Stockholders, the Company and certain other persons, as amended (the Registration Rights Agreement ), the Stockholders have the right to exercise certain demand and piggyback registration rights with respect to, and, subject to certain restrictions, the Company is required to register, the Shares owned by the Stockholders. The foregoing summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement attached as Exhibit 5 to this Statement.

            Pursuant to a Stockholders Agreement dated as of June 21, 1995 among each of the Stockholders, the Company and certain other persons (the
 Stockholders Agreement ), the Stockholders agreed to certain holdback restrictions in connection with their sale of Shares. The foregoing summary of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement attached as Exhibit 6 to this Statement.

            Other than set forth above, neither any of the Reporting Persons nor any of the Officers and Partners has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.     Material to be Filed as Exhibits.

            Exhibit 1. Term Sheet dated April 9, 1997 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, and Preferred Networks, Inc., incorporated by reference to Exhibit 10.31 to Preferred Networks, Inc. s Annual Report on Form 10-K for the year ended December 31, 1996.

            Exhibit 2. Form of Director s Restricted Stock Award Agreement between Preferred Networks, Inc. and each of Jeffrey Schutz and Robert Van Degna.

            Exhibit 3. Purchase Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc., incorporated by reference to Exhibit 10.6 to Preferred Networks, Inc. s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 4. Amendment dated December 12, 1995 to Purchase Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III Limited Partnership and Preferred Networks, Inc.

            Exhibit 5. Stockholders Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 10.7 to Preferred Networks, Inc. s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 6. Registration Rights Agreement dated June 21, 1995 among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Fleet Venture Resources, Inc., Chisholm Partners II, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership, Preferred Networks, Inc., and certain other persons, incorporated by reference to Exhibit 10.8 to Preferred Networks, Inc. s Registration Statement on Form S-1 (No. 33-80507).

            Exhibit 7. Joint Filing Agreement among Centennial Fund IV, L.P., Fleet Equity Partners VI, L.P., Saugatuck Capital Company Limited Partnership III, PNC Capital Corp., Primus Capital Fund III limited partnership.

                                    Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: April 21, 1997
                        Jeffrey Schutz, as general partner of Centennial Holdings IV, L.P., general partner of Centennial Fund IV, L.P.


Date: April 21, 1997
                        Robert Van Degna, individually and as Chairman and Chief Executive Officer of Fleet Growth Resources II, Inc., general partner of Fleet Equity Partners VI, L.P.; as Chairman and Chief Executive Officer of Silverado II Corp., general partner of Silverado II, L.P., general partner of Chisholm Partners II, L.P.; and as Chairman and Chief Executive Officer of Fleet Growth Resources, Inc., Fleet Venture Resources, Inc., Fleet Private Equity Co., Inc. and Silverado IV Corp.


Date: April 21, 1997
                        William C. Mutterperl, Senior Vice President, Secretary and General Counsel of Fleet Financial Group, Inc.


Date:  April 21, 1997
                        Habib Y. Gorgi, individually


Date: April 21, 1997
                        Richard P. Campbell, Jr., as general partner of Greyrock Partners, general partner of Saugatuck Capital Company Limited Partnership III


Date: April 21, 1997
                        Steve Rothman, Managing Director and Chief Financial Officer of Primus Venture Partners, Inc., general partner of Primus Venture Partners III Limited Partnership, general partner of Primus Capital Fund III limited partnership


Date: April 21, 1997
                        David McL. Hillman, Executive Vice President and Principal of PNC Capital Corp.


                        ___________________________
                        Robert L. Haunschild, Chairman and President of PNC Holding Corp.


                        _________________________
                        Robert L. Haunschild, Senior Vice President and Chief Financial Officer of PNC Bank Corp.


                                   SCHEDULE A

      Set forth below are the names and present principal occupations of each of the executive officers and directors of FPEC, FVR, FGR, FGRII, SCII, SCIV, and FFGI. Except as otherwise set forth below, the principal business address of each such person is 50 Kennedy Plaza, Providence, Rhode Island 02903.

I.    Directors and Executive Officers of FPEC, FVR, FGR, FGRII.

 (A) Directors                Principal Occupation

 Robert M. Van Degna          Chairman and CEO, FPEC

 Habib Y. Gorgi               President, FPEC
 H. Jay Sarles                Vice Chairman, FFGI

 Brian T. Moynihan            Vice President, FFGI

 Douglas L. Jacobs            Vice President, FFGI


 (B) Executive Officers       Principal Occupation
 Robert M. Van Degna          Chairman and CEO, FPEC

 Habib Y. Gorgi               President, FPEC

 Michael A. Gorman            Senior Vice President, FPEC

 Thadeus J. Mocarski          Senior Vice President, FPEC
 Riordon B. Smith             Senior Vice President, FPEC

 Cynthia L. Balasco           Vice President, Assistant Secretary, Controller
                              and CFO, FPEC

II.   Directors and Executive Officers of SCII and SCIV.


 (A) Directors                Principal Occupation

 Robert M. Van Degna          Chairman and CEO, FPEC
 Habib Y. Gorgi               President, FPEC


 (B) EXECUTIVE OFFICERS       PRINCIPAL OCCUPATION

 Robert M. Van Degna          Chairman and CEO, FPEC

 Habib Y. Gorgi               President, FPEC
 Michael A. Gorman            Senior Vice President, FPEC

 Thadeus J. Mocarski          Senior Vice President, FPEC

 Riordon B. Smith             Senior Vice President, FPEC
 Cynthia L. Balasco           Vice President, Assistant Secretary, Controller
                              and CFO, FPEC


III.  Directors and Executive Officers of FFGI.

 (A) Directors                Principal Occupation/Address

 Joel B. Alvord               Retired Chairman, Fleet Financial Group, Inc.
                              1 Federal Street
                              Boston, MA 02110

 William Barnet, III          President and CEO, William Barnet & Son, Inc.
                              P. O. Box 131
                              1300 Hayne Street
                              Arcadia, SC 20320
 Bradford R. Boss             Chairman, A.T. Cross Company
                              One Albion Road
                              Lincoln, RI 02865

 Stillman B. Brown            President, Harcott Corporation
                              196 Trumball Street, 4th Floor
                              Hartford, CT 06103

 Paul J. Choquette, Jr.       President, Gilbane Building Company
                              Seven Jackson Walkway
                              Providence, RI 02940

 John T. Collins              Chairman and CEO, The Collins Group, Inc.
                              Two International Place, Floor 27
                              Boston, MA 02110
 Bernard M. Fox               Chairman, President and CEO, Northeast
                              Utilities
                              P. O. Box 270
                              Hartford, CT 06141

 James F. Hardymon            Chairman and CEO, Textron, Inc.
                              40 Westminster Street
                              Providence, RI 02903

 Robert M. Kavner             Managing Director, Kavner & Associates
                              9830 Wilshire Boulevard
                              Beverly Hills, CA 90212

 Raymond C. Kennedy           Chairman, Kendell Holdings, Inc.
                              745 Warren Street
                              Hudson, NY 12534
 Robert J. Matura             Chairman and CEO, Robert J. Matura Associates
                              84 Lynam Road
                              Stamford, CT 06903

 Arthur C. Milot              Private Investor
                              P. O. Box 456
                              Jamestown, RI 02835

 Terrence Murray              Chairman, President and CEO, Fleet Financial
                              Group, Inc.
                              1 Federal Street
                              Boston, MA 02110

 Thomas D. O Connor, Sr.      Chairman and CEO, Mohawk Paper Mills, Inc.
                              465 Saratoga Street
                              P. O. Box 497
                              Cohoes, NY 12047
 Michael B. Picotte           Managing General Partner and CEO, The Picotte
                              Companies
                              20 Corporate Woods Boulevard, Suite 600
                              Albany, NY 12211
(A) Directors                Principal Occupation/Address

 Lois D. Rice                 Guest Scholar, Program in Economic Studies
                              Brookings Institution
                              2332 Massachusetts Avenue, N.W.
                              Washington, DC 20008

 John R. Riedman              Chairman, Riedman Corp.
                              Riedman Tower
                              45 East Avenue
                              Rochester, NY 14604
 John S. Scott                Retired Chairman, Richardson-Vicks, Inc.
                              1191 Smith Ridge Road
                              New Canaan, CT 06840

 Samuel O. Thier              CEO, Partners Healthcare System, Inc.
                              Prudential Tower - 11th Floor
                              800 Boylston Street
                              Boston, MA 02199

 Paul R. Tregurtha            Chairman and CEO, Mormac Marine Group, Inc.
                              Three Landmark Square
                              Stamford, CT 06901

 (B) Executive Officers       Principal Occupation/Business Address
 Robert J. Higgins            Vice Chairman
                              Fleet Financial Group, Inc.

 Douglas L. Jacobs            Treasurer
                              Fleet Financial Group, Inc.
                              75 State Street
                              Boston, MA

 Robert C. Lamb, Jr.          Controller and Chief Accounting Officer
                              Fleet Financial Group, Inc.

 Eugene M. McQuade            Executive Vice President and CFO
                              Fleet Financial Group, Inc.
                              1 Federal Street
                              Boston, MA 02110
 Terrence Murray              Chairman, President and CEO
                              Fleet Financial Group, Inc.
                              1 Federal Street
                              Boston, MA 02110

 William C. Mutterperl        Senior Vice President, Secretary and General
                              Counsel
                              Fleet Financial Group, Inc.
                              1 Federal Street
                              Boston, MA 02110

 Gunnar S. Overstrom, Jr.     Vice Chairman
                              Fleet Financial Group, Inc.
                              777 Main Street
                              Hartford, CT 06115

 H. Jay Sarles                Vice Chairman
                              Fleet Financial Group, Inc.
                              1 Federal Street
                              Boston, MA 02100
 Michael R. Zucchini          Vice Chairman
                              Fleet Financial Group, Inc.

                                   SCHEDULE B

      Set forth below are the names and present principal occupations of each of the executive officers and directors of PHC Holding Corp., PNC Capital Corp., and PNC Bank Corp. All of the persons listed below are United States citizens.

I.    DIRECTORS AND EXECUTIVE OFFICERS OF PNC HOLDING CORP.:
 (A) Directors                          Principal Occupation/Address

 Robert L. Haunschild                   Senior Vice President,
                                        Chief Executive Officer
                                        PNC Bank Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 Michelle L. Petrilli                   Chief Market Counsel
                                        PNC Bank, Delaware
                                        222 Delaware Avenue, 18th Floor
                                        Wilmington, DE 19801
 Henry A. Vogt                          Senior Vice President,
                                        Chief Credit Policy Officer
                                        PNC Bank, Delaware
                                        222 Delaware Avenue
                                        Wilmington, DE 19899

 (B)  OFFICERS                          PRINCIPAL OCCUPATION/ADDRESS

 John S. Fioravanti                     Treasurer
                                        PNC Funding Corp.
                                        Broad & Chestnut Streets
                                        19th Floor
                                        Philadelphia, PA 19110

 Maria C. Schaffer                      Controller
                                        PNC Capital Corp.
                                        One PNC Plaza, 19th Floor
                                        Pittsburgh, PA 15265

 Robert L. Haunschild                   Chairman and President
                                        PNC Equity Management Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 Michelle L. Petrilli                   Secretary
                                        Chief Market Counsel
                                        PNC Bank, Delaware
                                        222 Delaware Avenue, 18th Floor
                                        Wilmington, DE 19801


II.   DIRECTORS AND EXECUTIVE OFFICERS OF PNC CAPITAL CORP.:
 (A) Directors                          Principal Occupation/Address

 Robert L. Haunschild                   Executive Vice President
                                        PNC Equity Management Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 David McL. Hillman                     Executive Vice President
                                        PNC Equity Management Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707
 Donald H. Jones                        Chairman
                                        Industry.net
                                        639 Alpha Drive
                                        Pittsburgh, PA 15238

 Robert C. Milsom                       Retired
                                        PNC Bank, N.A.
                                        One PNC Plaza, Suite 2310
                                        Fifth Avenue and Wood Street
                                        Pittsburgh, PA 15265

 Michelle L. Petrilli                   Chief Market Counsel
                                        PNC Bank, Delaware
                                        222 Delaware Avenue, 18th Floor
                                        Wilmington, DE 19801

 Konrad M. Weis                         Retired
                                        Bayer Corporation
                                        500 Grant Street
                                        One Mellon Center
                                        Pittsburgh, PA 15219-2502

 Gary J. Zentner                        President
                                        PNC Equity Management Corp.
                                        One PNC Plaza, 19th Floor
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 (B)  OFFICERS



 John S. Fioranvanti                    Treasurer
                                        PNC Funding Corp.
                                        Broad & Chestnut Streets
                                        19th Floor
                                        Philadelphia, PA 19110
 Maria C. Schaffer                      Controller
                                        PNC Capital Corp.
                                        19th Floor
                                        Pittsburgh, PA 15265

 Michelle L. Petrilli                   Secretary
                                        Chief Market Counsel
                                        PNC Bank, Delaware
                                        222 Delaware Avenue, 18th Floor
                                        Wilmington, DE 19801

 Gary J. Zentner                        President
                                        PNC Equity Management Corp.
                                        One PNC Plaza, 19th Floor
                                        249 Fifth Avenue

III.  DIRECTORS AND EXECUTIVE OFFICERS OF PNC BANK CORP.:
(A) Directors                          Principal Occupation/Address

 Paul W. Chellgren                      Chairman and Chief Executive Officer
                                        Ashland Inc.
                                        P. O. Box 391
                                        Ashland, KY 41114

 Robert N. Clay                         President and Chief Executive Officer
                                        Clay Holding Company
                                        Three Chimneys Farm
                                        Versailles, KY 40383

 George A. Davidson, Jr.                Chairman and Chief Executive Officer
                                        Consolidated Natural Gas Company
                                        CNG Tower, 625 Liberty Avenue
                                        Pittsburgh, PA 15222-3199

 David F. Girard-diCarlo                Managing Partner
                                        Blank Rome Comisky & McCauley
                                        Four Penn Center Plaza
                                        Philadelphia, PA 19103

 Dianna L. Green                        Senior Vice President, Customer
                                        Operations
                                        Duquesne Light Company
                                        411 7th Avenue - 16th Floor
                                        Pittsburgh, PA 15219

 Carl G. Grefenstette                   Chairman and Chief Executive Officer
                                        The Hillman Company
                                        2000 Grant Building
                                        Pittsburgh, PA 15219
 Arthur J. Kania                        Principal
                                        Trikan Associates
                                        Two Bala Cynwyd Plaza, Suite 525
                                        Bala Cynwyd, PA 19004

 Bruce C. Lindsay                       Chairman and Managing Director
                                        Brind-Lindsay & Co., Inc.
                                        1520 Locust Street, Suite 1100
                                        Philadelphia, PA 19102

 Thomas Marshall                        Thomas Marshall Foundation
                                        600 Grant Street, Suite 1080
                                        Pittsburgh, PA 15219-2704

 W. Craig McClelland                    Chairman and Chief Executive Officer
                                        Union Camp Corporation
                                        1600 Valley Road
                                        Wayne, NJ 07470
 Donald I. Moritz                       Chairman of the Executive Committee
                                        Equitable Resources, Inc.
                                        420 Boulevard of the Allies
                                        Pittsburgh, PA 15219


 Thomas H. O Brien                      Chairman and Chief Executive Officer
                                        PNC Bank Corp.
                                        One PNC Plaza, 249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 Jackson H. Randolph                    Chairman
                                        Cinergy Corp.
                                        221 East Fourth Street, Suite 3004
                                        Cincinnati, OH 45202
James E. Rohr                          President
                                        PNC Bank, N.A.
                                        One PNC Plaza, 30th Floor
                                        Pittsburgh, PA 15265

 Roderic H. Rose                        Chairman and Chief Executive Officer
                                        Keystone State Life Insurance Co.
                                        1401 Walnut Street, 10th Floor
                                        Philadelphia, PA 19102-3122

 Vincent A. Sarni                       Retired Chairman and Chief Executive
                                        officer
                                        PPG Industries, Inc.
                                        One PPG Place
                                        Pittsburgh, PA 15272
 Garry J. Scheuring                     Retired Vice Chairman
                                        PNC Bank Corp.
                                        Two Tower Center
                                        East Brunswick, NJ 08816-1100

 Richard P. Simmons                     Chairman, President and
                                        Chief Executive Officer
                                        Allegheny Teledyne Incorporated
                                        1000 Six PPG Place
                                        Pittsburgh, PA 15222-5479

 Thomas J. Usher                        Chairman and Chief Executive Officer
                                        USX Corporation
                                        600 Grant Street, Room 6170
                                        Pittsburgh, PA 15219-4776

 Milton A. Washington                   President and Chief Executive Officer
                                        AHRCO
                                        5604 Baum Boulevard
                                        Pittsburgh, PA 15206
 Helge H. Wehmeier                      President and Chief Executive Officer
                                        Bayer Corporation
                                        500 Grant Street, Suite 5300
                                        Pittsburgh, PA 15219-2507

 (B) OFFICERS

 Robert L. Haunschild                   Senior Vice President
                                        Chief Financial Officer
                                        PNC Bank Corp.
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707

 William F. Strome                      Senior Vice President and
                                        Corporate Secretary
                                        One PNC Plaza
                                        249 Fifth Avenue
                                        Pittsburgh, PA 15222-2707
 James E. Rohr                          President
                                        PNC Bank, N.A.
                                        One PNC Plaza, 30th Floor
                                        Pittsburgh, PA 15265

 Thomas H. O Brien                      Chairman and CEO
                                        PNC Bank, N.A.
                                        One PNC Plaza, 30th Floor
                                        Pittsburgh, PA 15265